

16013938

SEC Mail Processing Section

MAR 02 2016

Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-51046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Supreme Alliance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Sunset Lodge Road
(No. and Street)

Lancaster (City) KY (State) 40444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL JONES 859 548 2119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Suite 150, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD

AKB

OATH OR AFFIRMATION

I, Michael Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Supreme Alliance LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VP FINOP

Title

Notary Public Commission Exp 11/7/19

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CERTIFIED PUBLIC
CPA
ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
Supreme Alliance LLC
Lancaster, Kentucky

We have audited the accompanying statement of financial condition of Supreme Alliance LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Supreme Alliance LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Supreme Alliance LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Supreme Alliance LLC's financial statements. The supplemental information is the responsibility of Supreme Alliance LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the

supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.



Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

SUPREME ALLIANCE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 10,644	
Commission Receivable	$ 71,742	
Total Assets		$ 82,386

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions payable		$ 41,211
MEMBER'S EQUTIY		
Contributed capital	$ 84,924	
Accumulated deficit	(43,749)	
Total Member's Equity		41,175
Total Liabilities and Member's Equity		$ 82,386

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2015

REVENUE		
Commission income	$ 428,349	
Miscellaneous income	2,244	
Total Revenues		$ 430,593
EXPENSES		
Professional Fees	$ 70,636	
License and Registration Fees	28,781	
Commission Expense	278,215	
Other General and Administrative	22,267	
Total Expenses		399,899
Net Income		$ 30,694

SUPREME ALLIANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2015

	Contributed Capital	Retained Equity (Deficit)	Total Member's Equity
Beginning balance	$ 84,024	$ (74,443)	$ 9,581
Member contribution	900	-	900
Net gain/(loss)	-	30,694	30,694
Ending balance (Deficit)	$ 84,924	$ (43,749)	$ 41,175

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net Income / (loss)	$ 30,694
Adjustments to reconcile net loss to net cash used in operations	-
Net change in current assets and liabilities	(30,529)
Net cash used in operating activities	165
FINANCING ACTIVITIES	
Member contributions	900
Net increase in cash	1,065
CASH, BEGINNING OF YEAR	9,579
CASH, END OF YEAR	$ 10,644

See Independent Auditor's Report and Accompanying Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business and Regulation
Supreme Alliance, LLC ("the Company") is a Delaware limited liability company that began broker-dealer operations in March 1998 to market life insurance and mutual fund products to insurance agents. The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Insurance Distribution Consulting, LLC.

The Company is registered with FINRA as a limited broker- dealer participating in annuity contracts and mutual funds. The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities , nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash Equivalents
The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Commission income is recognized by extimates and receipt of tracking commission from mutual fund and annuity contracts.

Income Taxes
The Company is a single member disregarded entity for federal and state income tax purposes. As a disregarded entity, the Company is not required to file federal or state income tax returns but the income and expenses of the Company are required to be included in the return of its single member. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company follows professional standards (FASB ASC 820), Fair Value Measurements and Disclosures. This valuation method establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure financial assets and liabilities.

The carrying value of the Company's only asset, cash and cash equivalents, approximates fair value.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (SEC's) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2015, the Company had net capital of $41,175 under Rule 15c3-1, which was $36,175 in excess of its required net capital of $5,000.

NOTE 3 – SUBSEQUENT EVENTS

The Company has evaluated all material subsequent events from the consolidated balance sheet date through the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

SUPREME ALLIANCE, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15		Audit 12/31/15		Change	
Stockholder's equity, December 31, 2015	$	41,175	$	41,175	$	-
Subtract - Non allowable assets:						
Other asset				-		-
Tentative net capital	$	41,175	$	41,175		-
Haircuts:		-		-		-
NET CAPITAL	$	41,175	$	41,175	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	36,175	$	36,175	$	-
Aggregate indebtedness	$	41,211	$	41,211	$	-
Ratio of aggregate indebtedness to net capital		100.09%		100.09%		

There were no differences noted between the Audit and Focus report as of December 31, 2015.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision

Schedule IV
Information Relating to Claim of Exclusion from SIPC Membership

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Company is exempt from SIPC membership due to the fact that they engage in the sale of variable annuities and the business of insurance

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] CCO 3/27/2015

Authorized Signature/Title Date

SIPC-3 2015

8-051046 FINRA

SUPREME ALLIANCE LLC
197 Sunset Lodge road
P.O. Box 665
Lancaster, Ky. 40444

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.


CPA
CERTIFIED PUBLIC
ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Supreme Alliance LLC
Lancaster, Kentucky

We have reviewed management's statements, included in the accompanying Supreme Alliance LLC Exemption Report in which (1) Supreme Alliance LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Supreme Alliance LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Supreme Alliance LLC , met the identified exemption provision throughout the most recent fiscal year without exception. Supreme Alliance LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

SUPREME ALLIANCE, LLC

197 Sunset Lodge Road, Lancaster, KY 40444

SEA 15c3-3 Exemption Report

I, Michael Jones of Supreme Alliance LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the period beginning January 1, 2015 through December 31, 2015, without exception;

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



Michael Jones, Manager

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2015

SUPREME ALLIANCE LLC

197 Sunset Lodge Road
Lancaster, KY 40444

Michael Jones
Manager
Supreme Alliance LLC
Executive Office
197 Sunset Lodge Road
Lancaster, KY 40444

SUPREME ALLIANCE LLC

REPORT OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015
(Pursuant to paragraph (d) of Rule 17a-5
Of the Securities Exchange Act of 1934)

TABLE OF CONTENTS